O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

May 21, 2025

VIA EDGAR AND ELECTRONIC MAIL

Laura McKenzie

Perry Hindin
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549

Re:	Findell Capital Management LLC
Oportun Financial Corp (“Oportun” or the “Company”)
Preliminary Proxy Statement filed May 7, 2025 (the “Proxy Statement”), by Findell Capital Management LLC, Findell Capital Partners LP, Finn Management GP LLC, Brian Finn, and Warren Wilcox (collectively, “Findell”)
File No. 001-39050

Dear Ms. McKenzie and Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated May 14, 2025 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Findell and provide the following responses on Findell’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed May 7, 2025

Reasons for the Solicitation, page 13

1.	We note your statement in the fourth bullet on page 14 that you "believe Oportun should be able to achieve 8-10% pre-tax ROA." Please describe how you reached this conclusion, including a description of any assumptions and specific citations to underlying information.

Findell acknowledges the Staff’s comment and respectfully advises that the projected 8–10% pre-tax return on assets (“ROA”) referenced in the fourth bullet on page 14 is supported by the operational framework and analysis set forth in Findell’s open letter to the Company’s Board of Directors (the “Board”) and stockholders, dated March 20, 2025 (the “Findell Letter”).

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As disclosed in the Findell Letter, Findell believes the Company’s current ROA targets of 3–4%, as set forth by management and permitted by the Board, are substandard. Based on the Company’s business model and peer comparisons, Findell believes Oportun can achieve a pre-tax ROA of 8–10% through operational improvements and more effective capital allocation. Specifically, the Findell Letter identifies three principal drivers supporting this conclusion: (i) reducing operating expenses by an additional 20%, which would bring the Company’s reported 14.8% operating expense ratio1 closer in line with peer benchmarks, (ii) eliminating the Company’s voluntary 36% APR cap,2 which Findell believes would increase finance charge revenue by 200 to 300 basis points and enable the Company to re-enter profitable adjacent markets; and (iii) using available cash flows to reduce debt and thereby lower the Company’s cost of capital.

These assumptions, together with the Company’s approximately one-year loan duration and potential for normalized credit outcomes, support Findell’s belief that a pre-tax ROA in the 8–10% range is reasonably attainable in the near term. Findell has revised the Proxy Statement accordingly to clarify the sources used and assumptions made to support this analysis.

2.	We note that the disclosure in the first paragraph on page 16 regarding the Company's acquisition of Digit appears to impugn the character, integrity and reputation of the Board without adequate factual foundation. Please do not use these or similar statements without providing a proper factual foundation for the statements. Statements that purport to know the motivation or intent of another soliciting party may be difficult to support and should be reconsidered, absent adequate factual foundation. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please refer to Note (b) to Rule 14a-9. Please revise your proxy statement accordingly and refrain from including such statements in future materials.

Findell acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Findell further confirms that it will not include these or similar statements in future materials unless supported by a proper factual foundation.

In addition, Findell confirms that it will not make statements in future materials that purport to know the motivation or intent of another soliciting party absent adequate factual foundation. As to matters for which Findell does have a proper factual foundation, it will avoid making statements that go beyond the scope of what is reasonably supported by that foundation. Findell also respectfully submits that it will continue to adhere to the standards set forth in Note (b) to Rule 14a-9.

Solicitation of Proxies, page 28

3.	Please fill in the blanks in this section.

Findell acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

General

4.	Please revise your proxy statement in light of the changes to the Board announced by the Company in its press release dated May 7, 2025, and subsequently filed as soliciting materials on May 8, 2025.

Findell acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

1 See Oportun Press Release (https://www.globenewswire.com/news-release/2025/02/12/3025472/0/en/Oportun-Reports-Fourth-Quarter-and-Full-Year-2024-Financial-Results.html) (“For the full year 2024, Operating Expense Ratio was 14.8% as compared to 17.9% for 2023, a 302 basis points improvement.”)

2 See Oportun Press Release (https://investor.oportun.com/news-events/press-releases/detail/71/oportun-to-cap-new-loan-originations-at-an-all-in-36)

5.	Please disclose which Company nominee you do not oppose and explain why you have chosen not to oppose such nominee instead of another Company nominee.

Findell acknowledges the Staff’s comment and has revised the Proxy Statement to identify Carlos Minetti as the Company nominee whose election Findell does not oppose. Findell does not oppose the re-election of Carlos Minetti as a member of the Board due to his experience in consumer lending, his independence from management and his recent appointment to the Board, which we believe gives him a fresh perspective on the Company that is needed on the Board at this time. Findell believes Mr. Minetti’s background enables him to provide sufficient oversight and contribute meaningfully to the Board’s decision-making, particularly in areas related to consumer lending.

6.	We note that on page 2 you refer to both a white voting instruction form and a gold voting instruction form. Please revise to ensure all proxy materials are described consistently throughout your proxy statement.

Findell acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

Andrew M. Freedman